UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

Glory Star New Media Group Holdings Limited

(Name of the Issuer)

Glory Star New Media Group Holdings Limited

Cheers Inc.

GSMG Ltd.

Happy Starlight Limited

Bing Zhang

Enjoy Starlight Limited

Jia Lu

Shah Capital Management, Inc.

Shah Capital Opportunity Fund LP

Himanshu H. Shah

Wealth Starlight Limited

Ronghui Zhang

Wei Zhang

Rich Starlight Limited

Hui Lin

Renny Consulting Ltd

Lilly Starlight Limited

Hanying Li

Song Gao

Smart Best International Corporation

Peiyuan Qiu

Zhengjun Zhang

Nan Lu

Jianhua Wang

Ring & King Investment Co., Limited

Ailin Xin

Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership)

Gortune Alternative Investment (Zhuhai Hengqin) Co., Ltd.

Gortune Investment Co., Ltd.

Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.

Yunfang Zhou

iKing Way Limited

Ye Tian

Shanghai Linsi Enterprise Management Partnership (Limited Partnership)

Xiu Jin

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

Glory Star New Media Group Holdings Limited

G39973105

(CUSIP Number)

Glory Star New Media Group Holdings Limited

22F, Block B, Xinhua Technology Building

No. 8 Tuofangying South Road Jiuxianqiao, Chaoyang District, Beijing, 100016

People’s Republic of China

Tel: +86-10-87700500

Cheers Inc.

GSMG Ltd.

Happy Starlight Limited

Bing Zhang

Enjoy Starlight Limited

Jia Lu

c/o 22F, Block B, Xinhua Technology Building,
No. 8 Tuofangying South Road,
Jiuxianqiao, Chaoyang District, Beijing, 100016

People’s Republic of China

+86-138-1035-5988

Shah Capital Management, Inc. Shah Capital Opportunity Fund LP Himanshu H. Shah 8601 Six Forks Road, Ste. 630, Raleigh, NC 27615, the United States of America +1- 919-719-6360

Wealth Starlight Limited Ronghui Zhang Fuchengmen North Street, Xicheng District, Beijing, People’s Republic of China +86-10-65338800	Wei Zhang Tianshan Road, Changning District, Shanghai, People’s Republic of China +86-21-59176622	Rich Starlight Limited Hui Lin West Gumei Road, Shanghai, People’s Republic of China +86-13816505970

Renny Consulting Ltd Lilly Starlight Limited Hanying Li Luoshan Road, Pudong, Shanghai, People’s Republic of China +86-21-57527221	Song Gao Kaixuan Road, City Valley, Shahe West Road, Nanshan District, Shenzhen, People’s Republic of China +86-755-88318105	Smart Best International Corporation Peiyuan Qiu 95 queensway, Admiraly, Hong Kong + 852-21866208

Zhengjun Zhang Jinshuihe Road, Jinshui District, Zhengzhou, People’s Republic of China +86-371-63753968	Nan Lu No. 61 Nanjing East Road, Shanghai, People’s Republic of China +86-21-63326283	Jianhua Wang Shenwan 1st Road, Nanshan District, Shenzhen, People’s Republic of China +86-755-82789913

Ring & King Investment Co., Limited Ailin Xin Hongcao South Road, Xuhui District, Shanghai, People’s Republic of China +86-21-52303085

Yuemintou Huiqiao
No. 9 (Shenzhen) Investment Partnership
(Limited Partnership)

Gortune Alternative Investment
(Zhuhai Hengqin) Co., Ltd.

5201, Building 1, Century Center of Excellence, Southeast of the junction of Fuhua Road 3 and Jintian Road, Fushan Community, Futian Street, Futian District, Shenzhen,

People’s Republic of China

Gortune Investment Co., Ltd.

58-59/F, Bank of Guangzhou Tower,
No.30 Zhujiang East Road, Tianhe
District, Guangzhou City, Guangdong Province,
People’s Republic of China

0755-82577916-668

Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd. Yunfang Zhou 11/F, Building 1, No.4 Guanghua Road, Chaoyang District, Beijing, People’s Republic of China + 86-10-65546000

iKing Way Limited Ye Tian Room 2402, 24/F., Bank of America Tower, 12 Harcourt Road, Central, Hong Kong +852-25980707

Shanghai Linsi Enterprise Management Partnership (Limited Partnership)

Xiu Jin

Building 11, Lane 1333, Jiangnan Avenue, Changxing Town, Chongming District, Shanghai,
People’s Republic of China

+86-21-37601717

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION

This Amendment No.3 to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

(a)	Glory Star New Media Group Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.0001 per share (each, a “Share”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

(b)	Cheers Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Parent”);

(c)	GSMG Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”);

(d)	Mr. Bing Zhang, a citizen of the People’s Republic of China (“PRC”), the founder, chairman of the board of directors of the Company (the “Board”) and chief executive officer of the Company (the “Chairman”);

(e)	Happy Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by the Chairman (“HSL”);

(f)	Mr. Jia Lu, a PRC citizen and a director and senior vice president of the Company;

(g)	Enjoy Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Mr. Jia Lu (“ESL”);

(h)	Mr. Himanshu H. Shah, a citizen of the United States of America and the president and chief investment officer of Shah Capital Management, Inc. (“Mr. Shah”);

(i)	Shah Capital Management, Inc., a North Carolina corporation which serves as the investment adviser to Shah Capital Opportunity Fund LP (“Shah Capital”);

(j)	Shah Capital Opportunity Fund LP, a Delaware limited partnership (“Shah Opportunity”);

(k)	Mr. Ronghui Zhang, a PRC citizen and the director of Wealth Starlight Limited;

(l)	Wealth Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Mr. Ronghui Zhang (“WSL”);

(m)	Mr. Wei Zhang, a PRC citizen who is a private investor;

(n)	Mr. Hui Lin, a PRC citizen and the director of Rich Starlight Limited;

(o)	Rich Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Mr. Hui Lin (“RSL”);

(p)	Ms. Hanying Li, a PRC citizen and the director of Renny Consulting Ltd and Lilly Starlight Limited;

(q)	Renny Consulting Ltd, a company organized under the laws of the British Virgin Islands wholly owned by Ms. Hanying Li (“Renny Consulting”);

(r)	Lilly Starlight Limited, a company organized under the laws of the British Virgin Islands wholly owned by Ms. Hanying Li (“LSL”);

(s)	Mr. Song Gao, a PRC citizen who is a private investor;

(t)	Mr. Peiyuan Qiu, a Canadian citizen and the director of Smart Best International Corporation;

(u)	Smart Best International Corporation, a British Virgin Islands company wholly owned by Mr. Peiyuan Qiu (“Smart Best”);

(v)	Mr. Zhengjun Zhang, a PRC citizen who is a private investor;

(w)	Mr. Nan Lu, a citizen of Hong Kong Special Administrative Region of the PRC who is a private investor;

(x)	Mr. Jianhua Wang, a PRC citizen who is a private investor;

(y)	Ms. Ailin Xin, a PRC citizen and the director of Ring & King Investment Co., Limited;

(z)	Ring & King Investment Co., Limited, a company organized under the laws of the British Virgin Islands wholly owned by Ms. Ailin Xin (“Ring & King”);

(aa)	Gortune Investment Co., Ltd.( 广东民营投资股份有限公司), a PRC joint stock company (“Gortune”);

(bb)	Gortune Alternative Investment (Zhuhai Hengqin) Co., Ltd. (粤民投另类投资（珠海横琴）有限公司), a PRC limited liability company controlled by Gortune (“Gortune GP”);

(cc)	Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership) (粤民投慧桥玖号（深圳）投资合伙企业（有限合伙）), a PRC limited liability parternship (“Gortune SPV”);

(dd)	Mr. Yunfang Zhou, a PRC citizen and the executive director and general manager of Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.;

(ee)	Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.（中晟鼎新投资基金管理（北京）有限公司）, a PRC limited liability company wholly owned by Mr. Yunfang Zhou (“Zhongsheng Dingxin”);

(ff)	Mr. Ye Tian, a PRC citizen and the director of iKing Way Limited;

(gg)	iKing Way Limited, a company organized under the laws of the Cayman Islands wholly owned by Mr. Ye Tian (“iKing Way”);

(hh)	Mr. Xiu Jin, a PRC citizen and the general manager of Shanghai Linsi Enterprise Management Partnership (Limited Partnership); and

(ii)	Shanghai Linsi Enterprise Management Partnership (Limited Partnership)（上海麟思企业管理合伙企业（有限合伙）), a PRC limited liability partnership (“Shanghai Linsi”).

Filing persons (d) through (z) are collectively referred to as the “Rollover Shareholders”. Filing persons (cc), (ee), (gg) and  (ii) are collectively referred to as the “Sponsors”. Filing Persons (b) through (ii) are collectively referred to herein as the “Buyer Group”.

On July 11, 2022, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with the Cayman Islands Companies Act (As Revised) (the “CICA”), with the Company continuing as the surviving company (the “Surviving Company”) after the Merger as a wholly-owned subsidiary of Parent. Parent is currently a wholly-owned subsidiary of HSL. Merger Sub is currently wholly-owned by the Parent.

By filing this Transaction Statement, the Filing Persons hereby withdraw the Schedule 13E-3 that was filed with the SEC on August 8, 2022, Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on September 13, 2022 and Amendment No. 2 to Schedule 13E-3 that was filed with the SEC on September 26, 2022.

Item 15	Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On April 6, 2023, the Company issued a notice of termination to Parent (the “Notice of Termination”) notifying Parent that the Company proposed to terminate the Merger Agreement pursuant to Section 9.1(b)(ii) of the Merger Agreement, based on Parent and Merger Sub’s breaches of the Merger Agreement, including, but not limited to, Section 7.2(a), which breaches have given rise to the failure of the conditions set forth in Section 8.3(b). These breaches are not capable of being cured prior to the termination date of the Merger Agreement. Pursuant to the Notice of Termination, as a result of such termination, the Parent Termination Fee of US$1,055,897.22 (the “Parent Termination Fee”) becomes due and payable to the Company by Parent.

On April 7, 2023, Parent sent a response letter to the Company (the “Response Letter”) that while it disagrees with the allegations made in the Notice of Termination, Parent acknowledges that the Company can terminate the Merger Agreement pursuant to Section 9.1(h) of the Merger Agreement and thus agrees to pay the Parent Termination Fee pursuant to Section 9.2(b)(iv) of the Merger Agreement on that basis. As a result of the termination of the Merger Agreement, the Merger will not be completed.

A copy of the Notice of Termination is filed as Exhibit (d)-(6) hereto and is incorporated by reference herein. A copy of the Response Letter sent by Parent, dated April 7, 2023 is filed as Exhibit (d)-(7) hereto and is incorporated by reference herein.

Item 16	Exhibits

(d)-(6)	Notice of Termination, dated April 6, 2023, by the Company.

(d)-(7)	Response Letter, dated April 7 2023, by Parent.

107*	Filing Fee Table

*	Previously filed

Signatures

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2023

Glory Star New Media Group Holdings Limited

By:	/s/ Ke Chen
	Name:	Ke Chen
	Title:	Chairman of the Special Committee

Cheers Inc.

By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Director

GSMG Ltd.

By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Director

Bing Zhang

By:	/s/ Bing Zhang
	Name:	Bing Zhang, an individual

Happy Starlight Limited

By:	/s/ Bing Zhang
	Name:	Bing Zhang
	Title:	Director

Jia Lu

By:	/s/ Jia Lu
	Name:	Jia Lu, an individual

Enjoy Starlight Limited

By:	/s/ Jia Lu
	Name:	Jia Lu
	Title:	Authorized Signatory

Himanshu H. Shah

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah

Shah Capital Opportunity Fund LP

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Authorized Signatory

Shah Capital Management, Inc.

By:	/s/ Himanshu H. Shah
	Name:	Himanshu H. Shah
	Title:	Authorized Signatory

Ronghui Zhang

By:	/s/ Ronghui Zhang
	Name:	Ronghui Zhang, an individual

Wealth Starlight Limited

By:	/s/ Ronghui Zhang
	Name:	Ronghui Zhang
	Title:	Authorized Signatory

Wei Zhang

By:	/s/ Wei Zhang
	Name:	Wei Zhang, an individual

Hui Lin

By:	/s/ Hui Lin
	Name:	Hui Lin, an individual

Rich Starlight Limited

By:	/s/ Hui Lin
	Name:	Hui Lin
	Title:	Authorized Signatory

Hanying Li

By:	/s/ Hanying Li
	Name:	Hanying Li, an individual

Lilly Starlight Limited

By:	/s/ Hanying Li
	Name:	Hanying Li
	Title:	Authorized Signatory

Renny Consulting Ltd

By:	/s/ Hanying Li
	Name:	Hanying Li
	Title:	Authorized Signatory

Song Gao

By:	/s/ Song Gao
	Name:	Song Gao, an individual

Peiyuan Qiu

By:	/s/ Peiyuan Qiu
	Name:	Peiyuan Qiu, an individual

Smart Best International Corporation

By:	/s/ Peiyuan Qiu
	Name:	Peiyuan Qiu
	Title:	Authorized Signatory

Zhengjun Zhang

By:	/s/ Zhengjun Zhang
	Name:	Zhengjun Zhang, an individual

Nan Lu

By:	/s/ Nan Lu
	Name:	Nan Lu, an individual

Jianhua Wang

By:	/s/ Jianhua Wang
	Name:	Jianhua Wang, an individual

Ailin Xin

By:	/s/ Ailin Xin
	Name:	Ailin Xin, an individual

Ring & King Investment Co., Limited

By:	/s/ Ailin Xin
	Name:	Ailin Xin
	Title:	Authorized Signatory

Yuemintou Huiqiao No. 9 (Shenzhen) Investment Partnership (Limited Partnership)

By:	/s/ (company seal was affixed)
	Name:	Yingyue Shi
	Title:	Executive officer

Gortune Investment Co., Ltd.

By:	/s/ (company seal was affixed)
	Name:	Junying Ye
	Title:	Director

Gortune Alternative Investment (Zhuhai Hengqin) Co., Ltd.

By:	/s/ (company seal was affixed)
	Name:	Quan Wang
	Title:	Director

Zhongsheng Dingxin Investment Fund Management (Beijing) Co., Ltd.

By:	/s/ Yunfang Zhou (company seal was affixed)
	Name:	Yunfang Zhou
	Title:	Authorized Signatory

Yunfang Zhou

By:	/s/ Yunfang Zhou
	Name:	Yunfang Zhou, an individual

iKing Way Limited

By:	/s/ Ye Tian
	Name:	Ye Tian
	Title:	Authorized Signatory

Ye Tian

By:	/s/ Ye Tian
	Name:	Ye Tian, an individual

Shanghai Linsi Enterprise Management Partnership (Limited Partnership)

By:	/s/ Xiu Jin (company seal was affixed)
	Name:	Xiu Jin
	Title:	Authorized Signatory

Xiu Jin

By:	/s/ Xiu Jin
	Name:	Xiu Jin, an individual

Exhibit Index

(d)-(6)	Notice of Termination, dated April 6, 2023, by the Company.

(d)-(7)	Response Letter, dated April 7, 2023, by Parent.

107*	Filing Fee Table

*	Previously filed